UNITED STATES
                   SECURITIES AND EXCHANGE COMMISSION
                         Washington, D.C. 20549

                              SCHEDULE 13D
                Under the Securities Exchange Act of 1934
                           (Amendment No. 1)*

                             MedicalCV, Inc.
                             ---------------
                            (Name of Issuer)

                              Common Stock
                              ------------
                     (Title of Class of Securities)

                               584639 10 8
                               -----------
                             (CUSIP Number)

                 Ann E. Carey, Business Legal Assistant
              Howard Rice Nemerovski Canady Falk & Rabkin,
                       A Professional Corporation
                   Three Embarcadero Center, Suite 700
                      San Francisco, CA  94111-4024
                             (415) 434-1600
                             --------------
       (Name, Address and Telephone Number of Person Authorized to


                   -----------------------------------
                   Receive Notices and Communications)

                           September 30, 2006
                           ------------------
         (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP 584639 10 8               SCHEDULE 13D                   PAGE 2 OF 13

1.  Names of Reporting Persons.            MEDCAP MANAGEMENT & RESEARCH LLC

    I.R.S. Identification Nos. of above persons                  94-3411543
    (entities only).

2.  Check the Appropriate Box if a Member of a Group              (a)   [ ]
    (See Instructions)

                                                                  (b)   [ ]

3.  SEC Use Only

4.  Source of Funds (See Instructions)

5.  Check if Disclosure of Legal Proceedings Is Required                [ ]
    Pursuant to Items 2(d) or 2(e)

6.  Citizenship or Place of Organization                           Delaware

Number of        7.    Sole Voting Power                          1,856,050
Shares
Beneficially     8.    Shared Voting Power                                0
Owned by
Each Reporting   9.    Sole Dispositive Power                     1,856,050
Person With
                 10.   Shared Dispositive Power                           0

11. Aggregate Amount Beneficially Owned by Each                   1,856,050
    Reporting Person

12. Check if the Aggregate Amount in Row (11) Excludes Certain          [ ]
    Shares (See Instructions)

13. Percent of Class Represented by Amount in Row (11)                20.3%

14. Type of Reporting Person (See Instructions)                          IA

CUSIP 584639 10 8               SCHEDULE 13D                   PAGE 3 OF 13

1.  Names of Reporting Persons.                        MEDCAP PARTNERS L.P.

    I.R.S. Identification Nos. of above persons                  94-3412423
    (entities only).

2.  Check the Appropriate Box if a Member of a Group              (a)   [ ]
    (See Instructions)

                                                                  (b)   [ ]

3.  SEC Use Only

4.  Source of Funds (See Instructions)

5.  Check if Disclosure of Legal Proceedings Is Required                [ ]
    Pursuant to Items 2(d) or 2(e)

6.  Citizenship or Place of Organization                           Delaware

Number of        7.    Sole Voting Power                          1,101,007
Shares
Beneficially     8.    Shared Voting Power                                0
Owned by
Each Reporting   9.    Sole Dispositive Power                     1,101,007
Person With
                 10.   Shared Dispositive Power                           0

11. Aggregate Amount Beneficially Owned by Each                   1,101,007
    Reporting Person

12. Check if the Aggregate Amount in Row (11) Excludes Certain          [ ]
    Shares (See Instructions)

13. Percent of Class Represented by Amount in Row (11)                12.1%

14. Type of Reporting Person (See Instructions)                          PN

CUSIP 584639 10 8               SCHEDULE 13D                   PAGE 4 OF 13

1.  Names of Reporting Persons.                    MEDCAP MASTER FUND, L.P.

    I.R.S. Identification Nos. of above persons                  98-0437526
    (entities only).

2.  Check the Appropriate Box if a Member of a Group              (a)   [ ]
    (See Instructions)

                                                                  (b)   [ ]

3.  SEC Use Only

4.  Source of Funds (See Instructions)

5.  Check if Disclosure of Legal Proceedings Is Required                [ ]
    Pursuant to Items 2(d) or 2(e)

6.  Citizenship or Place of Organization                     Cayman Islands

Number of        7.    Sole Voting Power                            755,043
Shares
Beneficially     8.    Shared Voting Power                                0
Owned by
Each Reporting   9.    Sole Dispositive Power                       755,043
Person With
                 10.   Shared Dispositive Power                           0

11. Aggregate Amount Beneficially Owned by Each                     755,043
    Reporting Person

12. Check if the Aggregate Amount in Row (11) Excludes Certain          [ ]
    Shares (See Instructions)

13. Percent of Class Represented by Amount in Row (11)                 8.3%

14. Type of Reporting Person (See Instructions)                          PN

CUSIP 584639 10 8               SCHEDULE 13D                   PAGE 5 OF 13

1.  Names of Reporting Persons.              MEDCAP PARTNERS OFFSHORE, LTD.

    I.R.S. Identification Nos. of above persons
    (entities only).

2.  Check the Appropriate Box if a Member of a Group              (a)   [ ]
    (See Instructions)

                                                                  (b)   [ ]

3.  SEC Use Only

4.  Source of Funds (See Instructions)

5.  Check if Disclosure of Legal Proceedings Is Required                [ ]
    Pursuant to Items 2(d) or 2(e)

6.  Citizenship or Place of Organization                     Cayman Islands

Number of        7.    Sole Voting Power                            755,043
Shares
Beneficially     8.    Shared Voting Power                                0
Owned by
Each Reporting   9.    Sole Dispositive Power                       755,043
Person With
                 10.   Shared Dispositive Power                           0

11. Aggregate Amount Beneficially Owned by Each                     755,043
    Reporting Person

12. Check if the Aggregate Amount in Row (11) Excludes Certain          [ ]
    Shares (See Instructions)

13. Percent of Class Represented by Amount in Row (11)                 8.3%

14. Type of Reporting Person (See Instructions)                          OO

CUSIP 584639 10 8               SCHEDULE 13D                   PAGE 6 OF 13


1.  Names of Reporting Persons                                C. FRED TONEY

    I.R.S. Identification Nos. of above persons
    (entities only).

2.  Check the Appropriate Box if a Member of a Group              (a)   [ ]
    (See Instructions)

                                                                  (b)   [ ]

3.  SEC Use Only

4.  Source of Funds (See Instructions)                                   OO

5.  Check if Disclosure of Legal Proceedings Is Required                [ ]
    Pursuant to Items 2(d) or 2(e)

6.  Citizenship or Place of Organization                      United States

Number of        7.    Sole Voting Power                          1,856,050
Shares
Beneficially     8.    Shared Voting Power                                0
Owned by
Each Reporting   9.    Sole Dispositive Power                     1,856,050
Person With
                 10.   Shared Dispositive Power                           0

11. Aggregate Amount Beneficially Owned by Each                   1,856,050
    Reporting Person

12. Check if the Aggregate Amount in Row (11) Excludes Certain          [ ]
    Shares (See Instructions)

13. Percent of Class Represented by Amount in Row (11)                20.3%

14. Type of Reporting Person (See Instructions)                       IN/HC

CUSIP 584639 10 8               SCHEDULE 13D                   PAGE 7 OF 13

Item 1. Security and Issuer

    This Schedule 13D ("Schedule") relates to shares of common stock (the "Common Stock"), of MedicalCV, Inc. (the "Issuer"). The principal executive office of the Issuer is 9725 South Robert Trail, Inver Grove Heights, MN 55077.

Item 2. Identity and Background

    This Schedule is filed on behalf of MedCap Partners L.P. ("MedCap"), MedCap Management & Research LLC ("MMR"), MedCap Master Fund L.P., ("MedCap Master"), MedCap Partners Offshore, Ltd. ("MedCap Offshore") and
C. Fred Toney ("Toney").

    The principal business office address of MedCap, MMR and Toney is 500 Third Street, Suite 535, San Francisco, CA 94107.

    The principal business office address of MedCap Master and Medcap Offshore is c/o ATC Trustees (Cayman) Limited, Cayside, 2nd Floor, Harbour Drive, George Town, Grand Cayman, Cayman Islands.

    MedCap is an investment limited partnership whose general partner is MMR. MMR is an investment adviser registered under the laws of the State of California. MedCap Master is an investment limited partnership whose general partner is MMR. MedCap Offshore is an investment fund whose investment manager is MMR. Toney is MMR's sole managing member.

    None of MedCap, MMR, MedCap Master, MedCap Offshore nor Toney has, during the past five years, been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

    None of MedCap, MMR nor Toney has, during the past five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which any of them became or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

    MedCap is a Delaware limited partnership, MMR is a Delaware limited liability company, MedCap Master is a Cayman Islands limited partnership, MedCap Offshore is a Cayman Islands exempted company and Toney is a United States citizen.

Item 3. Source and Amount of Funds or Other Consideration

    Not applicable.

Item 4. Purpose of Transaction

    The agreement of limited partnership of MedCap provides MMR with discretion to cause MedCap to make payments upon a withdrawal by a limited partner in cash or in securities, or a combination of cash and securities, or to segregate a portion of MedCap's assets equal to the

CUSIP 584639 10 8               SCHEDULE 13D                   PAGE 8 OF 13

amount payable to the withdrawing limited partner and sell those assets for the account of the withdrawn limited partner. Limited partners of MedCap have the right, upon written request, to receive a distribution of the segregated assets. Effective September 30, 2006, MedCap segregated some of the Issuer's Common Stock beneficially owned by MedCap into a separate account for the benefit of some of MedCap's former limited partners who have withdrawn from MedCap. MMR, as MedCap's general partner, and Toney, as MMR's sole managing member, will continue to have voting and dispositive control over the segregated shares of Common Stock. Some of the withdrawn limited partners have requested distribution to them of 25,614 shares of the segregated Common Stock leaving, after distribution, 44,057 shares of Common Stock in the segregated account. It is possible others may in the future request additional distributions. MMR intends to cause MedCap to sell the remaining segregated Common Stock in an orderly fashion and distribute the proceeds to the withdrawn limited partners, subject to those limited partners' right to request a distribution of the segregated Common Stock. MMR and MedCap are not aware when MedCap will sell what portion of the Common Stock or to what extent limited partners may in the future request distribution to them of the Common Stock.

    Depending on market conditions and other factors, the reporting persons may, at any time or from time to time, acquire additional securities of the Issuer, or alternatively, may dispose of some or all of the securities of the Issuer beneficially owned by them (including but not limited to the aforementioned segregated shares of Common Stock).

    Except as described herein, the reporting persons do not currently have any plans or proposals that relate to or would result in any of the following:

    (a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

    (b) An extraordinary corporate transaction, such as a merger, reorganization, or liquidation, involving the Issuer or any of its subsidiaries;

    (c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

    (d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

    (e) Any material change in the present capitalization or dividend policy of the Issuer;

    (f) Any other material change in the Issuer's business or corporate structure;

CUSIP 584639 10 8               SCHEDULE 13D                   PAGE 9 OF 13

    (g) Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

    (h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

    (i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

    (j) Any action similar to those enumerated above.

Item 5. Interest in Securities of the Issuer

    (a) The beneficial ownership of the Issuer's Common Stock by each reporting person at the date hereof is reflected on that reporting person's cover page.

        MedCap beneficially owns 1,101,007 shares of the Issuer's Common Stock. The percentage of Common Stock beneficially owned by MedCap for the purposes of this Schedule is 12.1%.

        MedCap Master is a "master fund" and contains substantially all of the assets of a "feeder fund," MedCap Offshore. MedCap Master and MedCap Offshore beneficially own 755,043 shares of the Issuer's Common Stock. The percentage if Common Stock beneficially owned by MedCap Master and MedCap Offshore is 8.3%.

        MMR as general partner and investment manager of MedCap and MedCap Master and investment manager of MedCap Offshore and Toney as the sole managing member of MMR may be deemed to beneficially own the shares owned by MedCap, MedCap Master and MedCap Offshore in that they may be deemed to have the power to direct the voting or disposition of the shares. Neither the filing of this Schedule nor any of its contents shall be deemed to constitute an admission that either MMR or Toney is, for any other purpose, the beneficial owner of any such securities to which this Schedule relates, and MMR and Toney disclaim beneficial ownership as to the Common Stock except to the extent of their respective pecuniary interests therein. The percentage of Common Stock beneficially owned by MMR and Toney for the purposes of this
        Schedule is 20.3%.

        The calculation of percentage of beneficial ownership in Item 11 of pages 2, 3, 4, 5 and 6 was derived from the Issuer's Definitive Proxy Statement for the Annual Stockholders' Meeting to be held on October 19, 2006, filed on Schedule DEF 14A with the Securities and Exchange Commission on September 19, 2006, in which the Issuer stated that the number of shares of its Common Stock outstanding as of September 8, 2006 was 9,122,938 shares.

CUSIP 584639 10 8               SCHEDULE 13D                  PAGE 10 OF 13

        All of the share data reported herein reflect a 10-for-1 stock combination which occurred on May 31, 2006.

    (b) Reference is made hereby to Items 7 to 10 of pages 2, 3, 4, 5 and 6 of this Schedule, which Items are incorporated herein by reference.

    (c) See the description of the segregation of shares of Common Stock by MedCap described in Item 4 above.

    (d) Not Applicable.

    (e) Not Applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

    Except as noted above, none of the reporting persons is a party to any contract, arrangement, understanding or relationship with respect to any securities of the Issuer, including but not limited to the transfer or voting of any securities of the Issuer, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Material to Be Filed as Exhibits

No.  Exhibit

1.   Agreement Regarding Joint Filing of Statement on Schedule 13D or 13G


                                Signature

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date  November 3, 2006

                                     /s/ C. Fred Toney
                                     -------------------------
                                     Signature
                                     Print Name  C. Fred Toney


MEDCAP MANAGEMENT & RESEARCH LLC       MEDCAP PARTNERS L.P.
                                       By: MedCap Management & Research
                                       LLC, its General Partner

   /s/ C. Fred Toney                   By:  /s/ C. Fred Toney
  ---------------------------               ---------------------------
  Print Name  C. Fred Toney                 Print Name  C. Fred Toney
  Title       Managing Member               Title       Managing Member

CUSIP 584639 10 8               SCHEDULE 13D                  PAGE 11 OF 13

MEDCAP MASTER FUND, L.P.               MEDCAP PARTNERS OFFSHORE, LTD.
By: MedCap Management & Research
LLC, its General Partner

  By:  /s/ C. Fred Toney                    By:  /s/ C. Fred Toney
       ---------------------------               -------------------------
       Print Name  C. Fred Toney                 Print Name  C. Fred Toney
       Title       Managing Member               Title       Director

CUSIP 584639 10 8               SCHEDULE 13D                  PAGE 12 OF 13

                               EXHIBITS LIST

Exhibit 1  Agreement Regarding Joint Filing of Statement on         Page 13
           Schedule 13D or 13G

CUSIP 584639 10 8               SCHEDULE 13D                  PAGE 13 OF 13

                                 EXHIBIT  1


   AGREEMENT REGARDING JOINT FILING OF STATEMENT ON SCHEDULE 13D OR 13G


        The undersigned agree to file jointly with the Securities and Exchange Commission (the "SEC") any and all statements on Schedule 13D or
Schedule 13G (and any amendments or supplements thereto) required under section 13(d) of the Securities Exchange Act of 1934, as amended, as to the common stock of MedicalCV, Inc. For that purpose, the undersigned hereby constitute and appoint C. Fred Toney as their true and lawful agent and attorney-in-fact, with full power and authority for and on behalf of the undersigned to prepare or cause to be prepared, sign, file with the SEC and furnish to any other person all certificates, instruments, agreements and documents necessary to comply with section 13(d) and section 16(a) of the Securities Exchange Act of 1934, as amended, and to do and perform every act necessary and proper to be done incident to the exercise of the foregoing power, as fully as the undersigned might or could do if personally present.


Date  November 3, 2006

                                     /s/ C. Fred Toney
                                     -------------------------
                                     Signature
                                     Print Name  C. Fred Toney


MEDCAP MANAGEMENT & RESEARCH LLC       MEDCAP PARTNERS L.P.
                                       By: MedCap Management & Research
                                       LLC, its General Partner

   /s/ C. Fred Toney                   By:  /s/ C. Fred Toney
  ---------------------------               ---------------------------
  Print Name  C. Fred Toney                 Print Name  C. Fred Toney
  Title       Managing Member               Title       Managing Member


MEDCAP MASTER FUND, L.P.               MEDCAP PARTNERS OFFSHORE, LTD.
By: MedCap Management & Research
LLC, its General Partner

  By:  /s/ C. Fred Toney                    By:  /s/ C. Fred Toney
       ---------------------------               -------------------------
       Print Name  C. Fred Toney                 Print Name  C. Fred Toney
       Title       Managing Member               Title       Director